

June 9, 2024

Paterson Wayne
Chief Executive Officer
Anteris Technologies Global Corp.
860 Blue Gentian Road
Suite 340
Eagan, Minnesota 55121

> **Re: Anteris Technologies Global Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 13, 2024**
> **CIK No. 0002011514**

Dear Paterson Wayne:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 13, 2024

Prospectus Summary, page 1

1. We note your prominent disclosure of your pivotal clinical trial for the DurAVR THV system in the Summary and in the pipeline table on page 58 and that you "are aiming to secure approval from the FDA to undertake" this trial. Please expand your disclosure here and elsewhere in the registration statement relating to the design and scope of your pivotal clinical trial and specify when you expect to secure the FDA's approval. Please also revise to disclose the date the FDA determined under the IDE that you met the regulatory requirements for manufacturing the DurAVR valve at your facility.

2. We note your disclosure on page 2 that "[t]he total market opportunity for TAVR is expected to reach $10 billion in 2028." You also disclose on page 54 that you estimate the

total addressable market of TAVR to be $35 million. Please revise to discuss how you calculated the estimates of the total market opportunity and addressable market, and specify the relevant jurisdiction(s) for your estimates.

3. We note your disclosure that "[c]ontinuous introduction of new products and improvements of existing products is required for us to maintain market leadership in a market subject to accelerated technological innovations." For all statements here and throughout the registration statement regarding industry leadership, please substantiate your claims or remove such statements.

4. We note your disclosure on page 64 that your DurAVR THV system is classified as a Class III medical device. Please revise your disclosure in the Summary to briefly discuss the FDA's regulation and classification of medical devices and include disclosure of your DurAVR THV system's Class III classification as well.

5. We note your disclosure in the Summary of your "significant growth potential in a large, underpenetrated and growing market" and the advantages of your DurAVR THV system compared to the limitations of current standard-of-care TAVRs. Please balance your disclosure with equally prominent disclosure that you are a development stage company and to highlight that you have incurred net losses in each year since your inception and the challenges you face in implementing your business strategy and gaining market acceptance.

Risk Factors, page 9

6. We note your disclosure on page 19 that you "work with leading global physicians who provide considerable knowledge and experience." We also note your disclosure on pages 19 and 23 that you are "dependent on third parties to conduct [y]our clinical trials and preclinical studies for [y]our DurAVR™ THV system", that you "rely on, and will continue to rely on, medical institutions, clinical investigators, lab service providers, and consultants to conduct clinical trials and preclinical studies", and that "historically [you] also entered into collaborative arrangements and strategic alliances to provide [you] access to new technologies". Finally, we note your disclosure on pages 20 and 21 that you "rely on third parties for a broad range of materials and other items in the design and manufacture of certain of [y]our products" and that you "currently rely on a limited number of suppliers of components for [y]our devices". Please revise to identify the partners, third parties, manufacturers and/or suppliers that you rely on and discuss the terms of any material contracts or relationships with such parties. Please also file such material contracts as exhibits to your registration statement or provide your analysis as to why each is not material. Refer to Item 601(b)(10) of Regulation S-K.

Our operations are subject to environmental, health, and safety regulations that could result in substantial costs., page 27

7. We note your disclosure that you "have incurred and may incur in the future expenditures in connection with environmental, health and safety laws, and regulations." Please revise

to discuss these past expenditures.

Certain of our directors reside outside of the United States and it may be difficult to bring or enforce judgments..., page 33

8.   Please revise to disclose which of your directors and executive officers reside outside of the United States.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Reorganization, which could materially..., page 33

9.   We note your disclosure that "[t]he ATL board of directors believes that the Reorganization is in the best interests of ATL's shareholders and optionholders because it has the potential to improve the attractiveness of [y]our company as a potential target for change of control transaction". Please revise, either in this risk factor or elsewhere, as applicable, to further discuss the motivations behind the reorganization. In particular, please elaborate on what you mean by "change of control transaction".

Our Amended and Restated Bylaws will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum..., page 40

10.   Please revise to also note that the choice-of-forum provisions may result in increased costs for stockholders seeking to bring a claim against the company and/or its directors, officers, employees or agents.

Use of Proceeds, page 45

11.   Please revise to disclose the approximate amount of proceeds that you plan to allocate for each of the following: (a) for the preparation of the FDA pivotal trial of DurAVR™ THV; (b) for continued ViV trials; and (c) for working capital and other general corporate purposes. Please also disclose how far the proceeds from the offering will allow you to proceed with the continued development of each of your products and trials. Refer to Instruction 3 to Item 504 of Regulation S-K.

Business, page 52

12.   We note your disclosures throughout the business section regarding the efficacy of your products. In particular, we note the following disclosures:

- Page 54: "In addition, our DurAVR THV system has been developed to last longer than traditional three-piece aortic valves biomechanically, and aims to provide a better quality of life compared to the current standard of care."
- Page 55: "ADAPT tissue has been clinically proven to be calcium-free for up to 10 years and distributed for use in over 55,000 patients globally."
- Page 55: "ADAPT has been observed to offer potentially significant improvements compared with other widely available commercial processes adopted by healthcare

providers, including with respect to bio-compatibility, durability, strength, pliability, functionality and controlled remodeling."

- Page 56: "Within the ComASUR delivery system, we have rotational control of the DurAVR valve with the native commissures. This allows for commissure alignment which is superior to a number of others in the market."

Please revise your disclosures to provide support for the above statements.

13. Please clarify the meaning of scientific or technical terms the first time they are used in the Business section or in close proximity thereto in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by xenograft, bio scaffold, commissures, laminar flow, hemodynamics, coaption, and acellularized.

14. We note your disclosure on page 60 that CardioCel was approved by the FDA in 2014 for use in human medical device applications. Please expand your disclosure here and throughout your registration statement relating to each of your products, including CardioCel, VascuCel, ADAPT and the ComASURE system, to discuss the FDA's classification for each such product and clarify whether you have applied for or received regulatory approvals for such products.

<u>Clinical Results and Trials, page 57</u>

15. We note your disclosure here and in the Summary relating to your FIH study. Please expand your disclosure of the scope and design of the study, including the primary endpoint, the age range of the participants, the criteria used for the enrollment of participants, whether the study was powered for statistical significance, and discuss the p-values and statistical significance. Please revise your characterizations of the study to discuss the data and results, including a brief discussion of the EOA, MPG and DVT metrics.

16. We refer to your disclosure on page 60 that you have partnered with IQVIA Inc., the Cardiovascular Research Foundation, Yale University and the Yale Cardiovascular Research Group in connection with your Early Feasibility Study. Please expand your disclosure to clarify the scope and duration of these partnerships and whether you have entered into any agreements with these parties, and if so, please provide a brief description of the material terms of such arrangements.

17. We note your disclosure on page 60 that your DurAVR THV system was used in a ViV procedure as part of Health Canada's Special Access Program ("SAP"). Please expand your disclosure relating to your participation in Health Canada's SAP, including the duration of the participation and if you have entered into any agreement with Health Canada.

License Agreements, page 60

18. We note your disclosure on pages 60 and 61 that "[o]n October 11, 2019, [you] sold the distribution rights and exclusive intellectual property licenses for CardioCel and VascuCel to LeMaitre Vascular Inc., along with certain other related assets, in order to focus [y]our business on the development of [y]our proprietary ADAPT tissue for the DurAVR THV system." We also note your disclosure that "[c]oncurrent with such sale, [you] entered into a distribution agreement with LeMaitre Vascular pursuant to which [you] manufacture and sell CardioCel and VascuCel products to LeMaitre Vascular in exchange for a fixed unit fee." Please revise to address the following issues:

    • Please revise to discuss the consideration that you received for the sale of the distribution rights and exclusive intellectual property licenses. Please also disclose the fixed unit fee in connection with the distribution agreement, and specify the jurisdictions where CardioCel and VascuCel are currently sold and the status of EMDDR's review and approval of these products; and
    • Please expand your disclosure relating to the material terms of the distribution agreement, including the termination provisions, minimum purchase commitments, and aggregate amounts received to date under such agreement, as applicable. Please also file this agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K or explain to us why you believe you are not required to do so.

19. Please revise your disclosures regarding your license and collaboration agreements as follows:

    • We note your disclosure on page 61 that on August 30, 2017, you entered into a supply and license agreement with 4C Medical Technologies, Inc. Please revise to discuss the consideration received for your entry into the supply and license agreement, when the last-to-expire patent is scheduled to expire, the royalty term, the termination provisions, minimum purchase commitments, royalty rates, and the aggregate amounts received to date under such agreements, as applicable; and
    • We note your disclosure on page 61 that on December 5, 2022, you entered into a material development agreement with the Ear Science Institute pursuant to which you have the right to use ESI's ClearDrum technology. Please revise to discuss the consideration received for your entry into the development agreement, and any applicable termination provisions. Please also file the material development agreement as an exhibit to your registration statement or provide your analysis as to why the agreement does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K.

20. We also note your disclosure on page 61 that on April 18, 2023, you purchased 30% of the equity capital stock of v2vmedtech pursuant to a contribution and stock purchase agreement, and concurrently entered into a series of development agreements with

v2vmedtech, which included a perpetual and exclusive license to v2vmedtech's technology and data developed pursuant to such agreements. Please revise to address the following issues:

- Please revise to discuss the nature and scope of the intellectual property transferred, the aggregate amounts paid to date under these agreements (including any up-front or execution payments), aggregate future potential milestone payments to be paid or received, royalty rates, and termination provisions, as applicable. We also note your disclosure that the v2v development agreements will expire one year after the "final development stage" of the agreement. Please expand your disclosure relating to the various development stages of the agreement, including any specified milestones;
- You disclose that the license to v2vmedtech's developed technology and data excludes "certain applications within v2vmedtech's field of use." Please provide additional detail relating to these applications; and
- Please also revise to provide support for your claim that the mitral and tricuspid valve repair space is expected to reach $2.8 billion in 2028 and specify the relevant jurisdiction(s) for this estimate.

Competition, page 62

21.   We note your disclosure that your primary competitors include Edwards Lifesciences Corporation and Medtronic plc. Please revise to discuss whether any of your competitors are developing similar TAVR products consisting of single-piece heart valves, and whether such products are available commercially.

Intellectual Property, page 62

22.   We note your disclosure that you rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect your intellectual property rights in the United States and other markets. Please revise your disclosure to address the following:

- We note your disclosure relating to your rights to 42 issued patents and 57 pending patent applications. Please expand your disclosure relating to your patent portfolio and identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection, jurisdiction, and expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use; and
- Please revise to specify when you obtained your trademarks and whether your intellectual property includes federal or state trademarks. If they are state trademarks, please discuss the differences between the benefits and rights of a federal and state trademark.

Manufacturing and Supply, page 63

23. We note your disclosure that you invested $30.9 million in research and development in 2023. Please revise to further discuss how this investment was allocated.

Facilities, page 74

24. We refer to your disclosure relating to your leased properties in Australia and Minnesota. Please revise to file each material lease agreement as exhibits or tell us why you believe each of the leases is not material. Refer to Item 102 and Item 601(b)(10)(ii)(D) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Comparison of Years Ended December 31, 2023 and December 31, 2022
Research and Development Expense, page 80

25. We note from page 79 that your research and development expenses have been for the early design and development of the DurAVR™ THV system, the ComASUR™ delivery system, a disposable crimper, and an expandable access sheath. Please disclose the costs incurred during each period presented for each of your
key research and development product candidates. If you do not track
your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project.

26. As a related matter, please revise your disclosure to quantify each item identified as a reason for the increase in research and development expense from 2022 to 2023.

Executive Compensation, page 93

27. Please revise your summary compensation table to disclose the compensation paid to the NEOs during the last two completed fiscal years. Refer to Item 402(n) of Regulation S-K.

Principal Stockholders, page 100

28. Please revise your footnotes to your table to identify the natural persons who are the beneficial owners of the shares held by L1 Capital Pty Ltd, Perceptive Advisors LLC, and Sio Capital Management, LLC.

Certain Material U.S. Federal Income Tax Consequences To Non-U.S. Holders, page 106

29. Please revise your heading and the introductory paragraph to clarify that the discussion is of material tax considerations, not merely "certain" tax consequences. Refer to Section III.C.1 of Staff Legal Bulletin 19.

<u>Anteris Technologies Ltd Consolidated Financial Statements for the year ended December 31, 2023</u>
<u>Note 2. Summary of Significant Accounting Policies</u>
<u>(d) Revenue and Other income, page F-9</u>

30. We note that you offer warranties on your tissue and valves that they conform to the specifications, fit for their intended purpose, and do not have material defects. Please disclose how you account for product warranties. Refer to ASC 460-10-25-5 through 25-7.

<u>Note 20. Acquisition of Subsidiary, page F-45</u>

31. We reference the statement that you used a third-party valuation specialist to determine the fair value of the IPR&D asset and the fair value of the anti-dilution rights. Please tell us the nature and extent of the specialist's involvement and whether you believe the specialist was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the specialist in the Form S-1 along with a consent from the specialist. If you conclude the specialist is not considered an expert under the Securities Act, please revise your disclosures to clarify.

32. Please revise your balance sheet to comply with ASC 810-10-45-25 and provide the disclosures required by ASC 810-10-50-2AA(b) and (d).

<u>Note 24. Segment Reporting, page F-48</u>

33. Please tell us how you assessed ASC 280-10-50 in determining that the sales of regenerative tissue products is not a separate operating segment.

<u>General</u>

34. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jeremy W. Cleveland, Esq.